UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 9 March 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Interim financial results for the six months ended 31 December 2008

SASOL LIMITED
Company registration number: 1979/003231/06,
incorporated in the Republic of South Africa

JSE   NYSE
Share code: SOL   SSL
ISIN code: ZAE000006896 US8038663006

Interim financial results for the six
months ended 31 December 2008

Solid performance in deteriorating markets

Operating profit up 53% to R21,5 billion

Headline earnings per share up 51% to R21,92

Oil hedge cushions the impact of sharp decline in oil prices

Strong balance sheet – gearing lower at 2%

Overall group production volumes up

Oryx GTL, Arya Sasol Polymers ramp up production

Competition law compliance under review

Overview

Chief executive Pat Davies says:

"Sasol's deleveraged balance sheet, cash flows and liquidity
position place the company in a favourable position to weather
the global economic crisis. Sasol is a solid company supported by
comprehensive compliance and risk management processes and a very
committed management team. Despite the uncertainty in global
markets, our overarching long term strategy remains unchanged: to
ensure that we prudently manage our businesses and pursue growth
projects that are in the best interests of our shareholders and
other valued stakeholders."

Earnings attributable to shareholders for the six months ended 31
December 2008 increased by 45% to R13,2 billion from R9,1 billion
in the prior year comparable period, while earnings per share and
headline earnings per share increased by 47% to R22,17 and by 51%
to R21,92, respectively, over the same period.

Operating profit of R21,5 billion was 53% higher than the prior year comparable period. The increase in operating profit was buoyed by higher average crude oil prices (average dated Brent was US$84,75/barrel in 2008 compared to US$81,83/barrel in 2007) and chemical product prices, and a 28% weakening in the average rand/US dollar exchange rate (R8,88/US$ in 2008 compared to R6,94/US$ in 2007). The average crude oil price achieved during the period was cushioned by the effect of the oil hedges during the period which resulted in a net gain of R5 064 million. The recognition of the fair value of the oil hedges resulted in an unrealised fair value gain of R3 334 million at the end of the period owing to the significant decrease in crude oil prices towards the end of December 2008. The increase in operating profit was partially reduced by the European Commission fine on Sasol Wax of R3 678 million (€318,2 million).

Cash of R30,8 billion generated by operating activities represents a 118% increase over the prior year comparable period.

Chief financial officer Christine Ramon says:
"Sasol has a positive cash position and a strong balance sheet, and has entered a cash conservation mode. Given that we do not expect oil and product prices to recover in the short-term, we believe that it is wise to plan for an extended period of suppressed and volatile market conditions. Accordingly we have renewed our focus on cost containment, improving operational efficiencies, working capital improvement and capital expenditure reprioritisation. We will adopt a flexible approach to our capital expenditure programme and have, at this stage, reduced our capital expenditure forecast for the next three years by approximately 40%. Importantly we are continuing with the pre-feasibility and feasibility studies relating to our large growth projects. We are fortunate to have many attractive growth projects from which to choose."

Competition law compliance
As announced on 19 January 2009, Sasol is engaged in a comprehensive group-wide review of its compliance with competition law, has lodged a number of leniency applications with the South African Competition Commission and is involved in settlement discussions with the Competition Commission in respect of certain matters pertaining to Sasol Nitro. The Competition Commission has also announced investigations into a number of industries in which Sasol businesses participate. Sasol is still engaged in a group-wide review of its compliance with competition

law and continues to interact and co-operate with the Competition Commission in respect of the subject matter of its leniency applications and settlement discussions as well as in the areas that are subject to Competition Commission investigations. The company is continuing to evaluate and enhance its legal compliance controls by the competition law compliance review and remedial steps taken in the process. Certain aspects arising from the competition compliance review have already been announced and, to the extent appropriate, further announcements will be made in future.

Continued performance from our existing businesses
South African energy cluster
Sasol Mining – higher coal export US dollar sales prices achieved
Operating profit of R1 434 million was 154% higher than the prior year comparable period, primarily due to higher coal export US dollar sales prices, which were partially offset by lower sales volumes to Sasol Synfuels and the termination of certain coal supply contracts.

Sasol Gas – increased sales volumes at higher gas prices
Operating profit increased by 57% to R1 448 million compared to the prior year comparable period as a result of increased sales volumes at higher gas prices, partially negated by higher cash fixed costs due to increased safety initiatives and preparation for the construction of new compressor stations at Komatipoort.

Sasol Synfuels – decreased production volumes
Sasol Synfuels' operating profits increased by 163% to R20 562 million, despite 3,8% lower production volumes compared to the prior year comparable period as a result of plant instability. The increase in profits associated with higher average oil prices and weaker exchange rates were, however, partially offset by costs associated with the pre-feasibility of the Secunda Growth Programme and significant feedstock price escalations. Included in the operating profit is a gain of R4 909 million relating to the oil hedge.

Sasol Oil – sharp decline in product prices
Sasol Oil recorded an operating loss of R1 626 million compared to an operating profit of R2 031 million for the prior year comparable period as a result of the sharp decline in product prices on the back of fast falling crude oil prices which resulted in negative stock effects and pressure on refining margins.

International energy cluster
Sasol Synfuels International (SSI) – successful production ramp
up of Oryx GTL plant
SSI reflected an operating profit of R1 072 million compared to
an operating loss of R274 million in the prior year comparable
period. This increase was mainly due to the successful ramp up in
production of the Oryx gas-to-liquids (GTL) plant and a profit of
R509 million realised on the reduction of our economic interest
in the Escravos gas-to-liquids (EGTL) Project. Sasol has retained
a 10% economic interest in EGTL which is recognised as an
investment in an associate. Production at the Oryx GTL plant in
Qatar has been increasing steadily and the plant achieved an
average production of almost 22 000 barrels a day (b/d) for the
six months ended 31 December 2008. For the month of December
2008, the plant achieved an average production of just more than
26 000 b/d.

Sasol and Chevron have reviewed and optimised their business
model for co-operation regarding their GTL ambitions and have
agreed, in future, to work together directly and on a case by
case basis.

Sasol Petroleum International (SPI) – increased oil and gas sales
volumes
Operating profit increased by 224% to R1 001 million compared to
the prior year comparable period, mainly due to higher oil and
gas prices and the weakening of the rand/US dollar exchange rate,
as well as higher Etame oil and Temane gas sales volumes.
Although exploration expenditure decreased, this was partially
offset by expenditure on new business development. The operating
profit includes a gain of R155 million relating to the oil hedge.

Chemical cluster
Sasol Polymers – additional production capacity at Arya Sasol
Polymers
Operating profit increased by 123% to R1 107 million compared to
the prior year comparable period, due mainly to additional
production volumes at the Arya Sasol Polymers plant,
substantially higher margins at our Petlin joint venture in
Malaysia and foreign exchange translation gains. This increase in
operating profit was partially offset by decreasing polymer sales
prices at our South African operations in the latter part of the
period.

Sasol Solvents – higher margins, however, reduced sales volumes
Operating profit increased by 146% to R1 366 million compared to
the prior year comparable period due to improved sales prices and
margins, as well as a weakening rand/US dollar exchange rate
resulting in translation gains of R556 million, partially negated
by lower sales volumes. We are in the process of reviewing, and
if necessary, restructuring the European solvents business as
part of our business improvement plan.

Sasol Olefins & Surfactants (Sasol O&S) – lower sales volumes
Operating profit decreased by 71% to R135 million compared to the
prior year comparable period, mainly as a result of reduced sales
volumes due to the economic downturn, especially in global
automotive and construction sectors. Due to its position in the
European and US markets, this business was exposed more quickly
to the deteriorating worldwide economic conditions.

Despite the general downturn due to the economic crisis, the
turnaround process has already improved the robustness of the
business. Seven plants with a total production capacity in excess
of half a million tons per annum were shut down and headcount was
reduced by approximately 300.

We remain of the view that greater shareholder value can be
unlocked by continuing to focus on the turnaround process of the
Sasol O&S business and by exploring selected group cost
optimisation and growth opportunities. While we will continue to
carefully monitor and review the performance of all assets in the
Sasol O&S portfolio, we do not intend to sell Sasol O&S at this
stage and will therefore retain and further optimise this
business.

Other chemical businesses – improved performance
Other chemical businesses recorded an operating loss of R2 741
million compared to an operating profit of R885 million for the
prior year comparable period due to the inclusion of the European
Commission fine on Sasol Wax of R3 678 million (€318,2 million).
Excluding this once-off item, operating profit increased by 6%
compared to the prior year comparable period resulting from
improved product margins.

Sustaining Sasol into the future
Pursuing sustainable development opportunities remains a focus
area for Sasol:

– The recordable case rate for employees and service providers, including injuries and illnesses, was 0,52 at 31 December 2008 compared to 0,50 at 30 June 2008.

– Energy-efficiency projects under construction at our operations include the investment in power generating plants consisting of two new open-cycle gas turbines, to be fuelled by gas otherwise flared or wasted.

– The black public funded and cash invitations of the Sasol Inzalo share transaction were concluded successfully in September 2008. Preference share debt of R4,3 billion related to the funded invitation was issued.

– Sasol group was rated level 6 by Empowerdex in respect of our black economic empowerment (BEE) procurement process, meaning that for each R1,00 spent on Sasol products, customers receive R0,60 BEE preferential procurement recognition.

– In support of reducing our carbon footprint we have established a New Energy business with a focus on identifying and developing lower carbon emission technology and renewable energy sources.

Growth projects achieving objectives
Our investment in the pre-feasibility and feasibility studies of large capital projects has not been impacted at this stage. Major projects advanced include:

– Our feasibility study into an 80 000 b/d coal-to-liquids (CTL) plant in China is on track to be completed during the first half of 2010.

– The Sasol Synfuels progressive expansion project in South Africa, the Secunda Growth Programme, will be phased in over a period longer than originally planned. Phase one, based on natural gas, is in progress and is expected to increase production by 3% by 2012 compared to the 4% to be achieved by 2010 previously reported. Phase two of the expansion programme is still in the pre-feasibility stage.

– In South Africa, our pre-feasibility study into developing another inland CTL plant (Project Mafutha) near Lephalale in the Limpopo West area with a capacity of about 80 000 b/d has gained momentum. A memorandum of understanding has been signed with the state-owned Industrial Development Corporation of South Africa regarding its participation in Project Mafutha.

– In October 2008, SPI commenced seismic work on four onshore blocks in Papua New Guinea (PNG) as part of a gas exploration campaign in partnership with a PNG company.

– Beneficial operation has been achieved for the entire Arya Sasol Polymers complex. This includes a 1 000 kilo tons per annum (ktpa) ethylene cracker, a 300 ktpa low density polyethylene plant and a 300 ktpa high density polyethylene plant.

– In offshore Blocks 16/19 in Mozambique, two exploration wells were successfully drilled in the period October 2008 to January 2009. Both wells were found to be gas-bearing, however due to technical complexity, a significant amount of follow-up work will be required to assess the commerciality of the discoveries.

Cash conservation and targeted gearing range lowered
Gearing decreased from 20,5% at 30 June 2008 to 2,3% at 31 December 2008, primarily due to the suspension of the share repurchase programme and entering a cash conservation mode. In response to the global economic crisis, we have lowered our targeted gearing (net debt to equity ratio) from the previous range of 30% – 50% to 20% – 40%. The deleveraged financial position at 31 December 2008 positions the group well to execute its medium-term capital expenditure programme given uncertain credit markets.

During the current period, the company repurchased a total of 3 216 769 Sasol ordinary shares at an average price of R346,45 per share. Total shares repurchased since the inception of the programme in March 2007 represents about 6,4% of the issued share capital at 31 December 2008, excluding the shares issued in terms of the Sasol Inzalo share transaction. 31 500 000 ordinary shares of the repurchased shares were cancelled during the period for a total value of R7,9 billion. 8 809 889 Sasol ordinary shares remain held by Sasol Investment Company (Pty) Limited. At the Annual General Meeting of 28 November 2008, shareholders renewed the authority for up to 15 months to buy back up to 4% of the issued share capital of the company.

Profit outlook* – reduction in earnings for the full 2009 financial year

In line with the sharp downturn in worldwide chemical markets, we expect our chemical businesses to be significantly weaker in the second half of the year compared to the first six months, in contrast to our 2008 performance.

Taking into account the overall deterioration in market conditions, with significantly lower than expected crude oil and product prices, as well as lower product demand, partially negated by a weakening in the rand/US dollar exchange rate, the crude oil hedges and increased production volumes at Arya and Oryx, the earnings for the financial year to 30 June 2009 are expected to reflect a reduction compared to the 2008 financial year. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.

The board considered it prudent to reduce the interim dividend given the volatility and uncertainty in the current economic climate in the interests of the company's growth strategy and the preservation of long-term shareholder value.

At this stage we expect to maintain our dividend policy within the targeted range of 2,5 times to 3,5 times annual earnings cover. However, consideration will be given to a capitalisation award for the final dividend.

*In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the Company's auditors.

Acquisitions and disposals of businesses
In July 2008, Exel Petroleum (Pty) Limited acquired the remaining 50,1% of Exelem Aviation (Pty) Limited for a purchase consideration of US$1,7 million.

With effect from 23 December 2008, SSI reduced its economic interest in the Escravos GTL Project in Nigeria for a consideration of US$360 million, retaining a 10% economic interest.

Subsequent events
On 7 January 2009, Sasol Wax settled the amount of €318,2 million payable to the European Commission in respect of the fine imposed due to anti-competitive activities. Sasol has appealed the quantum of this fine.

On 4 February 2009, Mr MJN Njeke was appointed as a non-executive director of Sasol Limited as well as a member of the Audit Committee.

On 27 February 2009, Sasol together with its partners agreed with lenders to repay the Oryx GTL loan balance.

Declaration of interim cash dividend number 59
An interim cash dividend of South African R2,50 per ordinary share (2008: R3,65 per share) has been declared. The interim cash dividend is payable on all ordinary shares, excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:

Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Thursday, 2 April 2009
Trading ex dividend commences	Friday, 3 April 2009
Record date	Thursday, 9 April 2009
Dividend payment date	Tuesday, 14 April 2009

Holders of American Depositary Receipts*

Ex dividend on New York Stock Exchange	Tuesday, 7 April 2009
Record date	Thursday, 9 April 2009
Date for currency conversion	Wednesday, 15 April 2009
Dividend payment date	Friday, 24 April 2009

* All dates are approximate as the NYSE approves the record date after receipt of the dividend declaration.

On Tuesday, 14 April 2009, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Tuesday, 14 April 2009.

Share certificates may not be dematerialised or re-materialised between Friday, 3 April 2009 and Thursday, 9 April 2009, both days inclusive.

On behalf of the board

Hixonia Nyasulu	Pat Davies	Christine Ramon
Chairman	Chief executive	Chief financial officer

Sasol Limited
9 March 2009

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196 PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Limited, 70 Marshall Street, Johannesburg 2001 PO Box 61051, Marshalltown 2107, South Africa Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA)(Pty) Limited

Directors (non-executive): TH Nyasulu (Chairman), BP Connellan*, HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain (Indian), IN Mkhize*, MJN Njeke*, JE Schrempp (German)*, TA Wixley* (executive): LPA Davies (Chief executive), KC Ramon (Chief financial officer), VN Fakude, AMB Mokaba *Independent

Company secretary: NL Joubert

American depositary receipts (ADR) program: Cusip number 803866300   ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2008 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Sasol Limited is the world's leader in the conversion of coal and gas to transportation fuels and chemicals
Segment report

Business unit analysis	Turnover Rmillion		
	full year 30 Jun 08 Audited	half year 31 Dec 07 Reviewed	half year 31 Dec 08 Reviewed
South African energy cluster	104 790	45 315	64 275
Mining	7 479	3 387	4 692
Gas	4 697	2 173	3 276
Synfuels	39 616	16 987	24 456
Oil	52 998	22 768	31 851
Other	–	–	–
International energy cluster	3 764	1 407	3 022
Synfuels International	1 793	577	1 764
Petroleum International	1 971	830	1 258
Chemical cluster	73 696	31 804	48 682
Polymers	11 304	4 749	8 643

Solvents	17 182	7 331	10 568
Olefins & Surfactants	28 780	12 175	18 253
Other chemical businesses	16 430	7 549	11 218
Other businesses*	4 273	2 616	2 613
	186 523	81 142	118 592
Intercompany turnover	(56 580)	(25 625)	(35 474)
	129 943	55 517	83 118

Business unit analysis	Operating Profit Rmillion		
	half year 31 Dec 08 Reviewed	half year 31 Dec 07 Reviewed	full year 30 Jun 08 Audited
South African energy cluster	21 754	11 334	28 048
Mining	1 434	565	1 393
Gas	1 448	923	1 785
Synfuels	20 562	7 815	19 416
Oil	(1 626)	2 031	5 507
Other	(64)	–	(53)
International energy cluster	2 073	35	383
Synfuels International	1 072	(274)	(621)
Petroleum International	1 001	309	1 004
Chemical cluster	(133)	2 396	6 605
Polymers	1 107	497	1 511
Solvents	1 366	556	2 382
Olefins & Surfactants	135	458	1 512
Other chemical businesses	(2 741)	885	1 200
Other businesses*	(2 210)	245	(1 220)
	21 484	14 010	33 816

* Includes share-based payment expense of R2 953 million related to the Sasol Inzalo share transaction

These results and other related information are available on: www.sasol.com

THE INTERIM FINANCIAL STATEMENTS ARE PRESENTED ON A CONDENSED
CONSOLIDATED BASIS

STATEMENT OF FINANCIAL POSITION
AT

	31 Dec 08 Reviewed Rm	31 Dec 07 Reviewed Rm	30 Jun 08 Audited Rm
Assets			
Property, plant and equipment	68 198	54 394	66 273
Assets under construction	16 366	23 424	11 693
Goodwill	937	607	874
Other intangible assets	911	586	964
Investments in associates	2 102	586	830
Post-retirement benefit assets	781	532	571
Deferred tax assets	1 662	808	1 453
Other long-term assets	3 360	2 408	2 631
Non-current assets	94 317	83 345	85 289
Assets held for sale	31	6	3 833
Inventories	19 190	17 028	20 088
Trade and other receivables	22 605	17 780	25 323
Short-term financial assets	4 401	239	330
Cash restricted for use	1 651	768	814
Cash	21 360	3 956	4 435
Current assets	69 238	39 777	54 823
Total assets	163 555	123 122	140 112
Equity and liabilities			
Shareholders' equity	89 638	60 228	76 474
Non-controlling interest	2 142	1 759	2 521
Total equity	91 780	61 987	78 995
Long-term debt	21 224	12 687	15 682
Long-term financial liabilities	48	51	37
Long-term provisions	5 526	3 943	4 491
Post-retirement benefit obligations	4 976	3 992	4 578
Long-term deferred income	354	2 942	376
Deferred tax liabilities	10 247	8 657	8 446
Non-current liabilities	42 375	32 272	33 610

Liabilities in disposal group held for sale	–	–	142
Short-term debt	1 833	8 671	3 496
Short-term financial liabilities	193	1 318	67
Other current liabilities	27 044	16 971	22 888
Bank overdraft	330	1 903	914
Current liabilities	29 400	28 863	27 507
Total equity and liabilities	163 555	123 122	140 112

INCOME STATEMENT
FOR THE PERIOD ENDED

	half year 31 Dec 08 Reviewed Rm	half year 31 Dec 072 Reviewed Rm	full year 30 Jun 08 Audited Rm
Turnover	83 118	55 517	129 943
Cost of sales and services rendered	(50 747)	(32 042)	(74 634)
Gross profit	32 371	23 475	55 309
Non-trading income	454	215	635
Marketing and distribution expenditure	(4 018)	(3 226)	(6 931)
Administrative expenditure	(4 114)	(2 986)	(6 697)
Other operating expenditure	(3 209)	(3 468)	(8 500)
European paraffin wax fine	(3 678)	–	–
Effect of crude oil hedges	4 627	(1 319)	(2 201)
Share-based payment expenses	(3 044)	(118)	(1 782)
Effect of remeasurement items	320	304	(698)
Translation gains/(losses)	1 501	(29)	300
Other expenditure	(2 935)	(2 306)	(4 119)
Operating profit	21 484	14 010	33 816
Finance income	836	273	735
Finance expenses	(1 321)	(444)	(1 148)
Share of profits of associates (net of tax)	233	121	254
Profit before tax	21 232	13 960	33 657
Taxation	(8 258)	(4 393)	(10 129)
Profit for the period	12 974	9 567	23 528

Attributable to

Owners of Sasol Limited	13 216	9 148	22 417
Non-controlling interest in subsidiaries	(242)	419	1 111
	12 974	9 567	23 528
Earnings per share	Rand	Rand	Rand
Basic earnings per share	22,17	15,05	37,30
Diluted earnings per share1	21,79	14,85	36,78

1 Diluted earnings per share is calculated taking the Sasol Share Incentive Scheme and Sasol Inzalo Employee Trusts into account.

2 Comparative amounts were reclassified for consistency, which resulted in R506 million being reclassified from cost of sales and services rendered to administrative expenditure.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD ENDED

	half year 31 Dec 08 Reviewed Rm	half year 31 Dec 07 Reviewed Rm	full year 30 Jun 08 Audited Rm
Profit for the period	12 974	9 567	23 528
Other comprehensive income			
Effect of translation of foreign operations	2 073	53	3 452
Effect of cash flow hedges	146	(30)	261
Available-for-sale financial assets	(3)	1	(1)
Tax on other comprehensive income	–	(4)	(60)
Other comprehensive income for the period, net of tax	2 216	20	3 652
Total comprehensive income for the period	15 190	9 587	27 180
Attributable to			
Owners of Sasol Limited	15 445	9 169	26 062
Non-controlling interest in subsidiaries	(255)	418	1 118
	15 190	9 587	27 180

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED

	half year 31 Dec 08 Reviewed Rm	half year 31 Dec 07 Reviewed Rm	full year 30 Jun 08 Audited Rm
Opening balance	78 995	63 269	63 269
Net shares issued during period	1 089	262	387
Repurchase of shares	(1 114)	(7 300)	(7 300)
Share-based payment expense	3 004	77	1 574
Disposal of business	414	–	–
Acquisition of businesses	–	–	(100)
Change in shareholding of subsidiaries	402	73	306
Total comprehensive income for the period	15 190	9 587	27 180
Dividends paid	(5 674)	(3 597)	(5 766)
Dividends paid to non-controlling shareholders	(526)	(384)	(555)
Closing balance	91 780	61 987	78 995
Comprising			
Share capital	26 957	3 890	20 176
Share repurchase programme	(2 641)	(10 969)	(10 969)
Sasol Inzalo share transaction	(22 051)	–	(16 161)
Retained earnings	75 958	66 660	77 660
Share-based payment reserve	5 544	1 043	2 540
Foreign currency translation reserve	5 488	(389)	3 006
Investment fair value reserve	(2)	3	1
Cash flow hedge accounting reserve	385	(10)	221
Shareholders' equity	89 638	60 228	76 474
Non-controlling interest	2 142	1 759	2 521
Total equity	91 780	61 987	78 995

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED

	half year 31 Dec 08 Reviewed Rm	half year 31 Dec 07 Reviewed Rm	full year 30 Jun 08 Audited Rm
Cash receipts from customers	86 255	54 857	123 452
Cash paid to suppliers and employees	(55 447)	(40 743)	(88 712)
Cash generated by operating activities	30 808	14 114	34 740
Finance income	1 236	504	957
Finance expenses paid	(1 155)	(935)	(2 405)
Tax paid	(5 697)	(4 712)	(9 572)
Dividends paid	(5 674)	(3 597)	(5 766)
Cash retained from operating activities	19 518	5 374	17 954
Additions to non-current assets	(6 952)	(4 577)	(10 855)
Acquisition of businesses	(53)	–	(431)
Cash obtained on acquisition of businesses	19	–	–
Disposal of businesses	3 487	686	693
Cash disposed of on disposal of businesses	–	(31)	(31)
Other net cash flows from investing activities	100	41	(220)
Cash utilised in investing activities	(3 399)	(3 881)	(10 844)
Share capital issued	1 089	262	387
Share repurchase programme	(1 114)	(7 300)	(7 300)
Contributions from non-controlling shareholders	369	–	185
Dividends paid to non-controlling shareholders	(526)	(384)	(555)
Increase/(decrease) long-term debt	3 896	(2 014)	(782)
(Decrease)/increase in short-term debt	(1 758)	4 685	(350)
Cash effect of financing activities	1 956	(4 751)	(8 415)

Translation effects on cash and cash equivalents of foreign operations	271	(9)	324
Movement in cash and cash equivalents	18 346	(3 267)	(981)
Cash and cash equivalents at beginning of period	4 335	6 088	6 088
Net reclassification to held for sale	-	-	(772)
Cash and cash equivalents at end of period	22 681	2 821	4 335

SALIENT FEATURES
FOR THE PERIOD ENDED

		half year 31 Dec 08	half year 31 Dec 07	full year 30 Jun 08
Selected ratios				
Return on equity	%	15,9	15,0	32,5
Return on total assets	%	14,9	11,9	26,9
Operating margin	%	25,8	25,2	26,0
Finance expense cover	times	19,5	15,4	14,5
Dividend cover	times	9,1	4,2	2,8
Share statistics				
Total shares in issue	million	665,2	630,6	676,7
Treasury shares (share repurchase programme)	million	8,8	37,1	37,1
Weighted average number of shares	million	596,0	607,7	601,0
Diluted weighted average number of shares	million	613,5	616,0	609,5
Share price (closing)	Rand	280,02	339,00	461,00
Market capitalisation	Rm	186 269	213 773	311 959
Net asset value per share	Rand	150,35	101,48	128,44

Dividend per share	Rand	2,50	3,65	13,00
Other financial information				
Total debt (including bank overdraft)				
–interest bearing	Rm	22 742	22 661	19 455
–non-interest bearing	Rm	645	600	637
Finance expense capitalised	Rm	42	660	1 586
Capital commitments	Rm	25 983	21 605	25 048
–authorised and contracted	Rm	23 489	27 095	24 457
–authorised, not yet contracted	Rm	18 202	14 340	17 722
–less expenditure to date	Rm	(15 708)	(19 830)	(17 131)
Guarantees and contingent liabilities				
–total amount	Rm	37 524	31 479	37 381
–liability included on the statement of financial position	Rm	9 874	12 931	10 730
Significant items in operating profit				
–employee costs	Rm	8 373	6 465	14 443
–depreciation and amortisation of non-current assets	Rm	3 028	2 355	5 212

–share-based payment expenses	Rm	3 044	118	1 782
Effective tax rate1	%	38,9	31,5	30,1
Number of employees	number	34 023	32 893	33 928
Average crude oil price – dated Brent	US$/barrel	84,75	81,83	95,51
Average rand/US$ exchange rate	1US$ = Rand	8,88	6,94	7,30
Closing rand/US$ exchange rate	1US$ = Rand	9,49	6,87	7,83

1 Increase in effective tax rate as a result of the European paraffin wax fine and share-based payment expenses which are not deductible for tax.

Reconciliation of headline earnings	Rm	Rm	Rm
Profit for the period attributable to Owners of Sasol Limited	13 216	9 148	22 417
Effect of remeasurement items	(320)	(304)	698
Impairment of assets	156	27	821
Reversal of impairment	–	–	(381)
Profit on disposal of business	(509)	–	–
Profit on disposal of assets	(9)	(391)	(440)
Loss on repurchase of participation rights in GTL venture	–	34	34
Loss on realisation of foreign currency translation reserve	–	–	557
Scrapping of non-current assets	42	26	107
Tax effects and non-controlling interest	167	7	(225)
Headline earnings	13 063	8 851	22 890
Remeasurement items per above			
Mining	(1)	(3)	7
Gas	6	–	104
Synfuels	21	–	25
Oil	–	(26)	(20)
Synfuels International	(509)	34	396
Petroleum International	–	–	(27)
Polymers	(3)	–	(12)
Solvents	43	23	104
Olefins & Surfactants	79	6	(27)
Other chemical businesses	34	(229)	229
Nitro	30	(114)	(199)
Wax	4	(118)	426
Other	–	3	2
Other businesses	10	(109)	(81)
Remeasurement items	(320)	(304)	698
Headline earnings per share - Rand	21,92	14,56	38,09
Diluted headline earnings per share - Rand	21,54	14,37	37,56

The reader is referred to the definitions contained in the 2008 Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2008 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (in particular International Accounting Standard 34 Interim Financial Reporting) and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the interim financial results are consistent with those applied for the year ended 30 June 2008, except as follows:

– Sasol Limited has early adopted the following standards, except if otherwise stated, which did not have a significant impact on the financial results:

– IAS 27 (Amendment), Consolidated and Separate Financial Statements.
– IFRS 1 and IAS 27 (Amendment), Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.
– IFRS 3 (Revised), Business Combinations.
– IAS 39 (Amendment), Eligible Hedged Items.
– IAS 39 and IFRS 7 (Amendments), Reclassifications of Financial Assets – Effective Date and Transition (effective 1 July 2008).
– IFRS 5 (Amendment), Non-current Assets Held for Sale and Discontinued Operations.
– IFRIC 16, Hedges of a Net Investment in a Foreign Operation.
– IFRIC 18, Transfers of Assets From Customers.
– Various improvements to IFRSs.
These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2008
On 1 October 2008, the European Union found that members of the European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of €318,2 million was imposed by the European Commission on Sasol Wax, who has appealed the quantum of the fine. The liability has been recognised at 31 December 2008.

Flowing from the group-wide competition law compliance review certain provisions have been made where appropriate which includes a provision in respect of the Sasol Nitro matters (certain aspects of the Nutriflo matter referred by the Competition Commission to the Competition Tribunal and the phosphoric acid investigation).

Independent review by the auditors
The condensed consolidated interim statement of financial position at 31 December 2008 and the related condensed consolidated interim income statement, statements of comprehensive income, changes in equity and cash flows for the six months then ended was reviewed by KPMG Inc. The individual auditor assigned to perform the review is Mr AW van der Lith. Their unmodified review report is available for inspection at the registered office of the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2009   By: /s/ N L Joubert
                                               Name: Nereus Louis Joubert
                                               Title: Company Secretary